Filed Pursuant to Rule 433
Registration No. 333-158385
July 15, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009 and
Prospectus Supplement dated April 9, 2009)

# HSBC USA Inc.
## Renminbi Income Notes

▸ Fixed Rate Notes, denominated in Chinese Renminbi (Yuan), and with payments in U.S. dollars based on the prevailing Spot Rate

▸ 5-year maturity

▸ All payments are subject to the credit risk of HSBC USA Inc.

▸ Semiannual coupon payments at a fixed rate of between 0.75% and 1.25% per annum, to be determined on the Pricing Date

▸ All payments are subject to the appreciation or depreciation of the Chinese Renminbi (Yuan) relative to the U.S. dollar

The Renminbi Income Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the CNY Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. We may use this free writing prospectus in the initial sale of Notes. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page FWP-7 of this free writing prospectus and page S-3 of the accompanying prospectus supplement.**

|  | Price to Public | Fees and Commissions[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | **U.S. dollar equivalent of CNY 10,000 per Note on the Pricing Date** |  |  |
| Total |  |  |  |

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.00% of the price to public in connection with the distribution of the Notes, which may consist of selling concessions of up to 1.00%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

**HSBC** ◆

**HSBC USA Inc.**

# Renminbi Income Notes

## Indicative Terms*

| | |
|---|---|
| **CNY Principal Amount:** | CNY 10,000 per Note |
| **Term:** | 5 Years |
| **Denomination Currency:** | Chinese Renminbi (Yuan) ("CNY") |
| **Payment at Maturity:** | A cash payment per CNY 10,000 Principal Amount of Notes equal to the CNY Principal Amount plus the final Coupon, both converted into U.S. dollars at the Spot Rate on the final Coupon Observation Date**. |
| **Coupon:** | Paid semiannually on each Coupon Payment Date** and will equal: CNY 10,000 × Coupon Rate × (actual/360) This amount will be converted into U.S. dollars at the Spot Rate on the applicable Coupon Observation Date. |
| **Coupon Rate:** | Between 0.75% and 1.25% per annum (to be determined on the Pricing Date). |
| **Spot Rate:** | See page FWP-4 |
| **Trade Date:** | July 28, 2011 |
| **Pricing Date:** | July 29, 2011 |
| **Original Issue Date:** | August 12, 2011 |
| **Maturity Date†:** | August 12, 2016 |
| **CUSIP:** | 40428HPF3 |
| **Price to Public:** | The price to public will be the U.S. dollar equivalent of CNY 10,000 per Note on the Pricing Date, as determined using the Spot Rate as described on page FWP-12. |

## The Renminbi Income Notes

The Renminbi Income Notes provide access to a Chinese Renminbi (Yuan) denominated investment to investors who believe that the current trend of growth and appreciation in the Yuan relative to the U.S. dollar will persist through the term of the Notes. The Notes are subject to the credit risk of HSBC and currency exchange risk.

The Notes are denominated in CNY. However, because the CNY cannot be delivered for payment outside of the People's Republic of China, all payments, including the Coupon and CNY Principal Amount, will be converted into U.S. dollars at the Spot Rate on the relevant Coupon Observation Date. Accordingly, your investment in the Notes is subject to CNY/USD exchange rate risk. If the CNY has appreciated relative to the U.S. dollar on the relevant Coupon Observation Date, the Coupon or the amount you receive at maturity in U.S. dollars, as applicable, will increase. However, if the CNY has depreciated relative to the U.S. dollar on the relevant Coupon Observation Date, the Coupon or the amount you receive at maturity in U.S. dollars, as applicable, will decrease and you could lose some or a substantial portion of your investment in U.S. dollar terms.

The offering period for the Notes is through **July 28, 2011**



---

 * As more fully described on page FWP-4.
** See page FWP-4 for Coupon Observation Dates and Coupon Payment Dates
†Subject to adjustment as described herein.

## An Illustration of Payment Scenarios

The value of the Coupon and amount you receive at maturity will depend on the Spot Rate on the relevant Coupon Observation Date. The Spot Rate is expressed as the number of units of CNY per U.S. dollar. For example, a decrease in a hypothetical Spot Rate of 6.50 to 6.00 means that it takes fewer CNY to purchase one U.S. dollar than it previously did, and therefore the CNY has strengthened relative to the U.S. dollar. Conversely, an increase in a hypothetical Spot Rate of 6.50 to 7.00 means that it takes more CNY to purchase one U.S. dollar on the Coupon Observation Date than it previously did, and therefore the CNY has weakened relative to the U.S. dollar.



## Investor Suitability

### The Notes may be suitable for you if:

▶ You believe the CNY will appreciate relative to the U.S. dollar over the term of the Notes.
▶ You are willing to accept that the fixed Coupon and CNY Principal Amount are converted into U.S. dollars.
▶ You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
▶ You do not seek an investment for which there is an active secondary market.
▶ You are willing to hold the Notes to maturity.
▶ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

### The Notes may not be suitable for you if:

▶ You believe the CNY will depreciate relative to the U.S. dollar over the term of the Notes.
▶ You are unwilling to accept that the fixed Coupon and CNY Principal Amount are converted into U.S. dollars.
▶ You seek an investment that provides a full return of principal.
▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
▶ You seek an investment for which there will be an active secondary market.
▶ You are unable or unwilling to hold the Notes to maturity.
▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

## About the Denomination Currency

### Chinese Renminbi (Yuan)

The Chinese Renminbi (Yuan) is the official currency of The People's Republic of China. The conventional market quotation is the number of Chinese Renminbi (Yuan) per U.S. dollar.

The graph to the right shows the 5 year historical exchange rates from July 14, 2006 through July 13, 2011 as reported on Bloomberg Financial Markets.



The graph above illustrates the 5-yr historical exchange rates of the Reference Currency from July 14, 2006  through July 13, 2011. The exchange rates in the graph above were obtained from Bloomberg Professional® Service. Past performance is not necessarily an indication of future results.  We have derived all disclosure regarding the Reference Currency from publicly available information.  Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Currency.



# HSBC USA Inc.
# Renminbi Income Notes

The offering of Renminbi Income Notes due August 12, 2016 will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  In reviewing the accompanying prospectus supplement, all references to "Reference Asset" therein shall refer to the Denomination Currency (as defined below).

**This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below.  The following key terms relate to the offering of these Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Issuer Rating:** | AA- (S&P), A1 (Moody's), AA (Fitch)† |
| **CNY Principal Amount:** | CNY 10,000 per Note |
| **Denomination Currency:** | Chinese Renminbi (Yuan) ("CNY") |
| **Fixing Source:** | CNY SAEC at Reuters Page SAEC |
| **Payment Currency:** | U.S. Dollar ("USD") |
| **Payment at Maturity:** | At maturity, you will be entitled to receive a cash payment per CNY 10,000 Principal Amount of Notes equal to the CNY Principal Amount plus the final Coupon, both converted into U.S. dollars at the Spot Rate on the final Coupon Observation Date. |
| **Coupon (paid semiannually):** | The Coupon will be paid semiannually on each Coupon Payment Date.  On each Coupon Payment Date, the Coupon will equal: $$\text{CNY 10,000 x Coupon Rate} \times \text{(actual/360)}$$ This amount will be converted into U.S. dollars at the Spot Rate on the applicable Coupon Observation Date. |
| **Coupon Rate:** | Between 0.75% and 1.25% per annum (to be determined on the Pricing Date). |
| **Coupon Payment Dates:** | The 12th calendar day of each August and February, commencing on February 12, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day. If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and the Payment at Maturity will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date. |
| **Coupon Observation Dates:** | Two Currency Business Days prior to the relevant Coupon Payment Date or Maturity Date, as applicable, provided that  if a Coupon Observation Date is not a Currency Business Day, then the Coupon Observation Date will be the next day that is a Currency Business Day. If a Coupon Observation Date is postponed, then the Maturity Date or corresponding Coupon Payment Date, as applicable, will also be postponed until the second Business Day following the latest of such postponed Coupon Observation Dates.  The Coupon Observation Dates are also subject to postponement as specified below under "Market Disruption Events." |
| **Spot Rate:** | The Spot Rate, as determined by the Calculation Agent by reference to the Spot Rate definitions set forth in this free writing prospectus under "Spot Rate," will be the U.S. Dollar/CNY spot rate at 9:15 a.m. Beijing time for the CNY, expressed as the amount of foreign currency per one U.S. Dollar, which appears on the relevant Reuters page or any successor page.  The Spot Rate is subject to the provisions set forth under "Market Disruption Events" in this free writing prospectus. |
| **Trade Date:** | July 28, 2011 |
| **Pricing Date:** | July 29, 2011 |
| **Original Issue Date:** | August 12, 2011 |

| | |
|---|---|
| **Maturity Date:** | Expected to be August 12, 2016.  The Maturity Date is subject to postponement in the event of a market disruption event as described below under "Market Disruption Events." |
| **Currency Business Day:** | A day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and Beijing, China and (b) banking institutions in The City of New York and Beijing, China are not otherwise authorized or required by law, regulation or executive order to close. |
| **Business Day:** | Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York. |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP / ISIN:** | 40428HPF3 / |
| **Price to Public:** | The price to public will be the U.S. dollar equivalent of CNY 10,000 per Note on the Pricing Date, as determined using the Spot Rate as described on page FWP-12. |
| **Form of Notes:** | Book-Entry |

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

## GENERAL

This free writing prospectus relates to a single Note offering, denominated in Chinese Renminbi (Yuan). The purchaser of a Note will acquire a senior unsecured debt security denominated in Chinese Renminbi (Yuan) with semiannual coupon payments and the Payment at Maturity converted into U.S. dollars. Due to this mandatory conversion into U.S. dollars, your investment in the Notes and each coupon payment is subject to the U.S. dollar/Chinese Renminbi (Yuan) exchange rate and you could lose some or all of your investment. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note is denominated in Chinese Renminbi (Yuan), you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the performance of the Denomination Currency relative to the U.S. dollar or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page FWP-7 of this free writing prospectus and "Risk Factors" on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## TRUSTEE

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

## PAYING AGENT

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

## COUPON

The Coupon is paid semiannually. The Coupon Payment Dates are expected to be the 12th calendar day of each August and February, commencing on February 12, 2012, up to and including August 12, 2016 (the "Maturity Date"), provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day. If the final Coupon Payment Date (which is also the Maturity Date) is postponed as described below, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

The Coupon Rate will be between 0.75% and 1.25% per annum, to be determined on the Pricing Date.

## CALCULATION AGENT

We or one of our affiliates will act as calculation agent with respect to the Notes.

## SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Denomination Currency. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus and prospectus supplement.

In addition to the following risks, you should review "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following section:

- "— Risks Relating to All Note Issuances"; and
- "— Additional Risks Relating to Notes That Are Denominated In or Indexed to a Foreign Currency or With a Reference Asset That Is a Foreign Currency or a Contract or Index Relating Thereto."

### Your investment in the Notes may result in a loss.

You will be exposed to the depreciation of the Chinese Renminbi (Yuan) as compared to the U.S. dollar. Accordingly, if the Chinese Renminbi (Yuan) depreciates relative to the U.S. dollar, your Payment at Maturity will be less than the CNY Principal Amount of your Notes. You may lose up to 100% of your investment at maturity.

### The Notes are not ordinary debt securities and the U.S. dollar value of any Coupon is not fixed for any Coupon Payment Date.

The Coupon paid on each Coupon Payment Date will be converted into U.S. dollars. Therefore, the Coupon payable on such date will depend on the Spot Rate on the applicable Coupon Observation Date. We have no control over any fluctuation in the Spot Rate.

### The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Coupon or Payment at Maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

### The exchange rate of the Chinese Renminbi (Yuan) is currently managed by the Chinese government.

The U.S. Dollar/Chinese Renminbi (Yuan) exchange rate is managed by the Chinese government to float within a narrow band with reference to a basket of currencies and is based on a daily poll of onshore market dealers and other undisclosed factors. The People's Bank of China, the monetary authority in China, may also use a variety of techniques, such as imposition of regulatory controls or taxes, to affect the U.S. Dollar/Chinese Renminbi (Yuan) exchange rate. The People's Bank has stated that it will make adjustments of the Chinese Renminbi (Yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation. In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese Renminbi (Yuan) in ways that may be adverse to your interests.

The Chinese government continues to manage the valuation of the Chinese Renminbi (Yuan), and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the Spot Rate. If the exchange rate of the Chinese Renminbi (Yuan) remains static, you will only receive the Coupon payment.  However, changes in the Chinese government's management of the Chinese Renminbi (Yuan) could result in movements in the U.S. Dollar/Chinese Renminbi (Yuan) exchange rate.  A decrease in the value of the Chinese Renminbi (Yuan), whether as a result of a change in the government's management of the currency or for other reasons, could result in a change in the Spot Rate and a reduction in the value of the Coupon and Payment at Maturity.

### Investing in the Notes is not equivalent to investing directly in the Denomination Currency.

You may receive a lower return than you would have received if you had invested directly in the Denomination Currency. In addition, your return is based on the Coupon and the Payment at Maturity, which is in turn based upon the Spot Rate on each Coupon Observation Date. The Coupon and the Payment at Maturity are dependent solely on the applicable Spot Rate and not on any other formula that could be used for calculating currency performance.  As such, the Coupon may be materially different from the return on a direct investment in the Denomination Currency.

### The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

### Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full CNY Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the maturity date could result in a substantial loss to you.

### The Notes are not designed to be short-term trading instruments.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

### Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the Denomination Currency and the value of your Notes in varying ways, and different factors may cause the Denomination Currency and the volatility of its price to move in inconsistent directions at inconsistent rates.

### Legal and regulatory risks.

Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Denomination Currency and, consequently, the value of the Notes.

### The Notes are subject to emerging markets' political and economic risks.

The Denomination Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Denomination Currency, and, consequently, the return on the Notes.

**If the liquidity of the Denomination Currency is limited, the value of the Notes would likely be impaired.**

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on any Coupon Observation Date would likely have an adverse effect on the Spot Rate for the Denomination Currency, and therefore, on any Coupon payment or on the Payment at Maturity, as applicable. Limited liquidity relating to the Denomination Currency may also result in HSBC USA Inc., as Calculation Agent, being unable to determine the Spot Rate, and therefore any Coupon payment using its normal means. The resulting discretion by the Calculation Agent in determining the return could, in turn, result in potential conflicts of interest.

**Potential conflicts.**

We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the Denomination Currency and the value of the Notes.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**We have no control over exchange rates.**

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.

**Potentially inconsistent research, opinions, or recommendations by HSBC.**

We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Denomination Currency to which the Notes are linked.

**Economic and market factors will impact the value of the Notes.**

We expect that, generally, the exchange rate for the Denomination Currency on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to the appreciation or depreciation of the Denomination Currency relative to the U.S. Dollar. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the volatility of the exchange rate of the Denomination Currency and the U.S. Dollar;
- the expected volatility of the Denomination Currency and the U.S. Dollar;

- the time to maturity of the Notes;

- interest and yield rates in the market generally and in the market of the Denomination Currency and the U.S. Dollar;

- a variety of economic, financial, political, regulatory or judicial events;

- supply and demand for the Notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

**Historical performance of the Denomination Currency should not be taken as an indication of the future performance of the Denomination Currency during the term of the Notes.**

It is impossible to predict whether the Spot Rate for the Denomination Currency will rise or fall. The Denomination Currency will be influenced by complex and interrelated political, economic, financial and other factors.

**Market disruptions may adversely affect your return.**

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Spot Rate in the manner described herein, and calculating the amount that we are required to pay you on a Coupon Payment Date or upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Coupon or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Coupon or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Coupon Payment Dates will be postponed, which may adversely affect the return on your Notes. For example, if the source for the Spot Rate is not available on a Coupon Observation Date, the Calculation Agent may determine the Spot Rate for such date, and such determination may adversely affect the return on your Notes.

## WHAT IS THE PAYMENT AT MATURITY ON THE NOTES ASSUMING A RANGE OF PERFORMANCES FOR THE DENOMINATION CURRENCY?

The following examples illustrate how hypothetical Coupon payments on the Notes are calculated. The examples provided herein are for illustration purposes only and assume a Spot Rate of 6.00, a Coupon Rate of 1.00% per annum (the actual Coupon Rate will not be less than 0.75% per annum or greater than 1.25% per annum and will be determined on the Pricing Date) and 180 day periods. The actual Coupon payments will depend on the Spot Rate on the corresponding Coupon Observation Date. You should not take these examples as an indication of potential payments. It is not possible to predict whether you will receive any Coupon payments over the term of the Notes.

**Example 1: The Denomination Currency appreciates relative to the U.S. dollar on the first Coupon Observation Date to a Spot Rate of 5.00.** The Coupon payable to you on the first Coupon Payment Date will be calculated as follows:

$$\text{Coupon} = \frac{\text{CNY } 10,000 \times \text{Coupon Rate} \times (\text{actual}/360)}{\text{Spot Rate}} = \frac{\text{CNY } 10,000 \times 1.00\% \times (\text{actual}/360)}{5.00} = \$10.00$$

Because the CNY has appreciated relative to the USD on the first Coupon Observation Date, the Coupon (in USD terms) is greater than the amount that would have been payable had the CNY depreciated or remained unchanged from the Pricing Date.

**Example 2: The Denomination Currency depreciates relative to the U.S. dollar on the second Coupon Observation Date to a Spot Rate of 10.00.** The Coupon payable to you on the second Coupon Payment Date will be calculated as follows:

$$\text{Coupon} = \frac{\text{CNY } 10,000 \times \text{Coupon Rate} \times (\text{actual}/360)}{\text{Spot Rate}} = \frac{\text{CNY } 10,000 \times 1.00\% \times (\text{actual}/360)}{10.00} = \$5.00$$

Because the CNY has depreciated relative to the USD on the second Coupon Observation Date, the Coupon will be negatively affected by the depreciation of the CNY and will be less than the amount that would have been payable (in USD terms) had the CNY appreciated or remained unchanged from the Pricing Date. The Coupon the investor receives in this example is less than the Coupon for the first Coupon Payment Date in Example 1 due to the significant depreciation of the CNY relative to the USD.

**Example 3: The Denomination Currency appreciates relative to the U.S. dollar on the final Coupon Observation Date to a Spot Rate of 5.00.** The Coupon and amount of principal and corresponding Coupon you receive at maturity will be converted into USD at the Spot Rate on the final Coupon Observation Date.

$$\text{Coupon} = \frac{\text{CNY } 10,000 \times \text{Coupon Rate} \times (\text{actual}/360)}{\text{Spot Rate}} = \frac{\text{CNY } 10,000 \times 1.00\% \times (\text{actual}/360)}{5.00} = \$10.00$$

$$\text{Payment of Principal} = \frac{\text{CNY } 10,000}{\text{Spot Rate}} = \frac{\text{CNY } 10,000}{5.00} = \$2,000$$

Therefore, the total Payment at Maturity in this example would be $2,010.

**Example 4: The Denomination Currency depreciates relative to the U.S. dollar on the final Coupon Observation Date to a Spot Rate of 10.00.** Because the CNY has weakened relative to the USD on the final Coupon Observation Date, the amount of principal and corresponding Coupon you receive at maturity (in USD terms) will be negatively affected by the depreciation of the CNY and will be less than your initial USD investment in the Notes.

$$\text{Coupon} = \frac{\text{CNY } 10,000 \times \text{Coupon Rate} \times (\text{actual}/360)}{\text{Spot Rate}} = \frac{\text{CNY } 10,000 \times 1.00\% \times (\text{actual}/360)}{10.00} = \$5.00$$

$$\text{Payment of Principal} = \frac{\text{CNY } 10,000}{\text{Spot Rate}} = \frac{\text{CNY } 10,000}{10.00} = \$1,000$$

Therefore, the total Payment at Maturity in this example would be $1,005.

## USE OF PROCEEDS AND HEDGING

Part of the net proceeds we receive from the sale of the Notes will be used in connection with hedging our obligations under the Notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and during the term of the Notes could adversely affect the amount you may receive on the Notes at maturity.

## SPOT RATE

The Spot Rate for the Chinese Renminbi (Yuan) on each date of calculation will be the U.S. Dollar/Chinese Renminbi (Yuan) official fixing rate, expressed as the amount of Chinese Renminbi (Yuan) per one U.S. Dollar, for settlement in two business days, as reported by the People's Bank of China, Beijing, People's Republic of China, which appears on Reuters Screen SAEC Page opposite the symbol "USDCNY=" or any successor page, at approximately 9:15 a.m., Beijing time, on such date of calculation. Four decimal figures shall be used for the determination of such USDCNY exchange rate.

**If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for the Denomination Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner or the Coupon Observation Dates may be postponed by the Calculation Agent as described below in "Market Disruption Events."**

## MARKET DISRUPTION EVENTS

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing the Denomination Currency in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Denomination Currency. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining such value in the ordinary manner on such Coupon Observation Date, the Calculation Agent may determine such value in good faith and in a commercially reasonable manner on such date or, in the discretion of the Calculation Agent, the Coupon Observation Dates may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If a Coupon Observation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Coupon Observation Date and the Calculation Agent will determine the level of such Denomination Currency using the formula for and method of determining such level which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.  If a Coupon Observation Date is postponed, then the Maturity Date or corresponding Coupon Payment Date, as applicable, will also be postponed to the second Business Day following the latest of such postponed Coupon Observation Dates.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity in this free writing prospectus and (ii) any accrued but unpaid interest payable.  In such a case, the Business Day immediately preceding the date of acceleration will be used as the Coupon Observation Date for purposes of determining the Coupon payable, if any, on the Notes on the accelerated Maturity Date.  The accelerated Maturity Date will be the second Business Day following the accelerated final Coupon Observation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

## HISTORICAL INFORMATION

The following graph below shows the historical daily performance of the Denomination Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for the Denomination Currency (the amount of the Denomination Currency that can be exchanged for one U.S. Dollar, which we refer to in this term sheet as the exchange rate) from July 14, 2006 through July 13, 2011. The exchange rate of the Chinese Renminbi (Yuan), relative to the U.S. Dollar on July 13, 2011, was 6.4677.

The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Coupon or Payment at Maturity. The value of the Coupon increases when the Denomination Currency appreciates in value against the U.S. Dollar.

The closing exchange rate and the historical daily Denomination Currency performance data in the graph below were the rates reported by Bloomberg Financial Markets and may not be indicative of the Denomination Currency performance using the Spot Rates of the Denomination Currency that would be derived from the applicable Reuters page.



CNY per USD

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions in U.S. dollars of up to 1.00% of the price to public. HSBC Securities (USA) Inc. may allow selling concessions in U.S. dollars on sales of such Notes by other brokers or dealers of up to 1.00% of the price to public.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the Notes will be made against payment for the securities on or about the Original Issue Date set forth on page FWP-2 of this document, which is expected to be the eleventh business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and the following seven business days thereafter, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

## CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the foreign currency exchange rules under applicable U.S. Treasury Regulations. Coupons paid on the Notes generally should be taxable to you as ordinary interest income at the time they are received or accrue in accordance with your regular method of accounting for U.S. federal income tax purposes (subject to the applicability of the foreign exchange rules under applicable U.S. Treasury Regulations). In general, part or all of any gain or loss realized on the maturity of the Notes or an earlier sale, exchange or other disposition of the Notes will constitute foreign currency exchange gain or loss, which will be treated as ordinary income or loss. You should review the discussion set forth in "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes" in the accompanying prospectus supplement regarding the inclusion of Coupons into income and the characterization of any gain or loss realized on the Notes. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

## ADDITIONAL PROVISION

Since the Notes are not denominated in U.S. dollars, pursuant to section 312(b) of the Indenture, for purposes of any provision of the Indenture where the Holders of debt securities under the Indenture may perform an action that requires that a specified percentage of a series to perform an action and for purposes of any decision or determination by the trustee, as applicable, the principal of and premium, if any, and any interest on the Notes will be the amount in U.S. dollars based upon exchange rates, determined using the Spot Rate, as of the date for determining whether the Holders entitled to perform such action have performed it or as of the date of such decision or determination by the trustee, as the case may be.

## ADDITIONAL SELLING RESTRICTIONS

The Notes may not be offered or sold in the PRC (excluding Hong Kong, Macau and Taiwan) directly or indirectly or offered or sold to any Domestic Investor, or to any person using funds to purchase the Notes sourced from any Domestic Investor, where "Domestic Investor" means:

(a)     PRC Citizens resident in the PRC (excluding Hong Kong, Macau and Taiwan);

(b)     PRC Citizens resident outside the PRC who are not permanent residents of another country or permanent residents of Hong Kong, Macau or Taiwan; and

(c)     legal entities registered in the PRC (excluding Hong Kong, Macau and Taiwan).

"PRC Citizens" means any person holding a Resident Identification Card or other equivalent government issued identification of the PRC (excluding Hong Kong, Macau and Taiwan).

## TABLE OF CONTENTS

### Free Writing Prospectus



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this free writing prospectus, any accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, any accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## Renminbi Income Notes due August 12, 2016

**July 15, 2011**

**FREE WRITING PROSPECTUS**